UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 30, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, British Columbia
Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
www.methanex.com
For immediate release
April 29, 2008
METHANEX TO WEBCAST ANNUAL GENERAL MEETING — MAY 6, 2008
Methanex Corporation will webcast its upcoming Annual General Meeting, including remarks by President and CEO, Bruce Aitken. The meeting will be held at the Vancouver Convention & Exhibition Centre in Vancouver, British Columbia, on Tuesday, May 6, 2008, at 10:30 a.m. PT.
Remarks will include a review of Methanex’s results and performance over the past year, a discussion of the outlook for the Company and the methanol industry, and commentary on strategy and future initiatives.
There will be a live listen-only teleconference of the meeting. To access the call, dial the conferencing operator 10 minutes prior to the start of the call at (416) 406-6419, or toll free at (888) 575 8232. A playback version of the conference call will be available for seven days at (416) 695-5800, or toll free at (800) 408-3053. The reservation number for the playback version is 3255193. There will be a simultaneous audio-only webcast of the meeting, which can be accessed from our website at http://www.methanex.com/investor/events.html. A downloadable recording of the meeting will be available on our website for three weeks following the conclusion of the meeting.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
(604) 661-2600